CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Stock Participation Accreting Redemption Quarterly-pay Securities due 2008	$19,300,048.25	$592.51

June 2007	Pricing Supplement No. 297
Registration Statement No. 333-131266
Dated June 22, 2007
Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Equities
8% SPARQS®
Mandatorily Exchangeable for Common Stock of Monsanto Company
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 8% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, the SPARQS will pay a number of shares of Monsanto Company common stock, subject to the issuer’s right to call the SPARQS for cash at any time beginning on January 20, 2008.  The SPARQS do not guarantee any return of principal at maturity.
FINAL TERMS
Issuer:		Morgan Stanley
Maturity date:		July 20, 2008
Underlying stock:		Monsanto Company common stock (“MON Stock”)
Aggregate principal amount:		$19,300,048.25
Coupon:		8% per annum, payable quarterly beginning October 20, 2007
Exchange at maturity:		At maturity, unless previously called by the issuer, each SPARQS will be exchanged into MON Stock at the exchange ratio.
Exchange ratio:		0.25, subject to adjustment for certain corporate events.
Issuer call right:
Beginning on January 20, 2008, the issuer may call the SPARQS for a cash call price that, together with coupons paid from the original issue date through the call date, implies an annualized rate of return on the stated principal amount equal to the yield to call.

Yield to call:		16% per annum on the stated principal amount.
First call date:		January 20, 2008
Call notice date:		If the issuer calls the SPARQS, at least 10 but not more than 30 calendar days notice will be given before the call date specified in the notice.
Final call notice date:		July 10, 2008
Stated principal amount:		$16.8875 per SPARQS
Issue price:		$16.8875 per SPARQS (see “Commissions and issue price” below).
Pricing date:		June 22, 2007
Original issue date:		June 29, 2007 (5 business days after the pricing date)
CUSIP:		617475801
Listing:
The SPARQS have been approved for listing on the American Stock Exchange LLC (“AMEX”) subject to official notice of issuance.  The AMEX listing symbol for the SPARQS is “MAO.”  It is not possible to predict whether any secondary market for the SPARQS will develop.

Agent:		Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per SPARQS	$16.8875	$0.2744	$16.6131
	Total	$19,300,048.25	$313,600.78	$18,986,447.47
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of SPARQS purchased by that investor.  The lowest price payable by an investor is 99.50% of the stated principal amount per SPARQS.  Please see “Issue price” on page 2 for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for SPARQS.

The SPARQS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Prospectus Supplement for SPARQS dated December 21, 2006
Prospectus dated January 25, 2006

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Fact Sheet

The SPARQS offered are senior unsecured obligations of Morgan Stanley, will pay 8% interest per year and will have the terms described in the prospectus supplement for SPARQS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, the SPARQS will pay a number of shares of Monsanto Company common stock, subject to the issuer’s right to call the SPARQS for cash at any time beginning January 20, 2008.  The SPARQS do not guarantee any return of principal at maturity.  The SPARQS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing date:	Original issue date(settlement date):	Maturity date:
June 22, 2007	June 29, 2007 (5 business days after the pricing date)	July 20, 2008, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying stock:	Monsanto Company common stock (“MON Stock”)
Coupon:	8% per annum, payable quarterly beginning October 20, 2007.
Issue price:
$16.8875 per SPARQS, which is equal to the closing price of one share of MON Stock on the pricing date times the exchange ratio as of the pricing date.
The SPARQS will be issued at 100% of the stated principal amount per SPARQS and the agent’s commissions will be 1.625% of the stated principal amount per SPARQS; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of SPARQS will be 99.75% of the stated principal amount per SPARQS and 1.375% of the stated principal amount per SPARQS, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of SPARQS will be 99.625% of the stated principal amount per SPARQS and 1.25% of the stated principal amount per SPARQS, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of SPARQS will be 99.50% of the stated principal amount per SPARQS and 1.125% of the stated principal amount per SPARQS, respectively.  Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the SPARQS distributed by such dealers.

Stated principal amount:	$16.8875 per SPARQS, which is equal to the closing price of one share of MON Stock on the pricing date times the exchange ratio as of the pricing date.
Denominations:	$16.8875 and integral multiples thereof.
Interest payment dates:	October 20, 2007, January 20, 2008, April 20, 2008 and the maturity date.
Exchange at maturity:	At maturity, unless previously called by the issuer, each SPARQS will be exchanged into MON Stock at the exchange ratio.
Exchange ratio:	0.25, subject to adjustment for certain corporate events.
Issuer call right:
Beginning on January 20, 2008, the issuer may call the SPARQS for a cash call price that, together with coupons paid from the original issue date through the call date, implies an annualized rate of return on the stated principal amount equal to the yield to call.

Yield to call:	16% per annum on the stated principal amount.
First call date:	January 20, 2008
Call notice date:	If the issuer calls the SPARQS, at least 10 but not more than 30 calendar days notice will be given before the call date specified in the notice.
Final call notice date:	July 10, 2008
Postponement of maturity date:
If the final call notice date is postponed because it is not a trading day or due to a market disruption event and the issuer elects to call the SPARQS, the scheduled maturity date will be postponed so that the maturity date will be the tenth calendar day following the final call notice date.

Risk factors:	Please see “Risk Factors” on page 6.

June 2007	Page 2

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

General Information
Listing:
The SPARQS have been approved for listing on the AMEX subject to official notice of issuance.  The AMEX listing symbol for the SPARQS is “MAO.”  It is not possible to predict whether any secondary market for the SPARQS will develop.

CUSIP:	617475801
Minimum ticketing size:	50 SPARQS
Tax considerations:
The U.S. federal income tax consequences of an investment in the SPARQS are uncertain.  There is no direct legal authority as to the proper tax treatment of the SPARQS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.  Pursuant to the terms of the SPARQS and subject to the discussion in the accompanying prospectus supplement for SPARQS under “United States Federal Taxation,” you agree with the Issuer to treat a SPARQS as a unit consisting of (i) a terminable forward contract and (ii) a deposit with the Issuer of a fixed amount of cash to secure your obligation under the terminable forward contract.  We have determined that the Yield on the Deposit is 5.38% per annum compounded quarterly, and that the remainder of the stated interest payments on the SPARQS is attributable to the Contract Fees, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Treatment of the SPARQS.”

Assuming the characterization of the SPARQS as set forth above is respected, the following U.S. federal income tax consequences would result.  The portion of the stated interest payment on the SPARQS that is attributable to the deposit will be taxable to a U.S. Holder as ordinary interest income.  The Issuer will treat the portion of the stated interest payment that is attributable to the terminable forward contract as ordinary income.  Based on the tax treatment described above, upon sale, exchange or redemption of the SPARQS solely for cash, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the issue price.  Upon physical settlement of the terminable forward contract at maturity, a U.S. Holder generally will not recognize any gain or loss with respect to the underlying equity received and will have a tax basis in the underlying equity received equal to the issue price.

Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS concerning the U.S. federal income tax consequences of investing in the SPARQS.

Notwithstanding the foregoing, any stated interest payments on the SPARQS made to non-U.S. holders (as defined in the accompanying prospectus supplement for SPARQS) will generally be withheld upon at a rate of 30%.   See the section called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for SPARQS.  Non-U.S. holders should also note that the discussion in the accompanying prospectus supplement for SPARQS does not address the tax consequences to non-U.S. holders for whom income or gain in respect of the SPARQS is effectively connected with the conduct of a trade or business in the United States.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the SPARQS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the SPARQS through one or more of our subsidiaries.
On, or prior to, the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the SPARQS by taking positions in MON Stock and in options contracts on MON Stock listed on major securities markets.  Such purchase activity could have increased the price of MON Stock, and, accordingly, could have increased the issue price of the SPARQS, and therefore, the price at which MON Stock must close before you would receive for each SPARQS at maturity an amount of common stock worth as much as or more than the stated principal amount of the SPARQS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for SPARQS.

ERISA:	See “ERISA” in the prospectus supplement for SPARQS.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

This offering summary represents a summary of the terms and conditions of the SPARQS.  We encourage you to read the accompanying prospectus supplement for SPARQS and prospectus related to this offering.

June 2007	Page 3

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Hypothetical Call Price Calculations

The following tables set forth sample values based on calculations of the call price for hypothetical call dates as indicated based on the following terms:

Original issue date:	June 29, 2007
Interest payment dates:	October 20, 2007, January 20, 2008, April 20, 2008 and the maturity date.
Yield to call:	16% per annum (computed on the basis of a 360-day year of twelve 30-day months)
Stated principal amount:	$16.8875 per SPARQS
Interest rate:	8% per annum
Discount factor:	1 / 1.16[x], where x is the number of years from the original issue date to, and including, the applicable call date.
The call price with respect to any call date is an amount of cash per SPARQS such that the sum of the present values of all cash flows on each SPARQS to, and including, the call date (i.e., the call price and all of the interest payments and accrued interest on each SPARQS), discounted to the original issue date at the applicable discount factor, equals the stated principal amount.  The discount factor is based on the yield to call rate of 16% per annum and the number of years (or fraction of a year) from the original issue date to, and including, the applicable call date.

Each of the call price and total amount received calculations below are based upon the terms set forth above and the sample call dates as indicated.  The actual amount you will receive if the issuer calls the SPARQS will depend upon the actual terms of the SPARQS and the actual call date.

Call on January 20, 2008 (first call date)
Call price received:	$17.5765
Total amount received over the term of the SPARQS:	$18.3309
Call on February 29, 2008 (random interim call date)
Call price received:	$17.7187
Total amount received over the term of the SPARQS:	$18.6157
Call on July 20, 2008 (maturity date)
Call price received:	$18.2419
Total amount received over the term of the SPARQS:	$19.6719
The table on the following page sets forth a more detailed sample calculation of the call price for a hypothetical call date of January 20, 2008 based upon the terms set forth above.

June 2007	Page 4

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Hypothetical Call Price Calculations (continued)

The call price in the hypothetical example shown below is determined as follows:

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The known cash flows on the SPARQS (i.e., the interest payments) are discounted to their present value on the original issue date at the applicable discount factor.  The sum of these present values equals the present value on the original issue date of all of the interest payments payable on the SPARQS to, and including, the applicable call date.

–	For example, the present value of all of the interest payments for the hypothetical call date of January 20, 2008 is $0.7089 ($0.3980 + $0.3109).

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Since the present value of all payments on the SPARQS to, and including, the call date (i.e., the call price and all of the interest payment on each SPARQS) must equal the stated principal amount, the issuer can determine the present value of the applicable call price by subtracting the sum of the present values of the interest payments from the stated principal amount.

–	For example, for the hypothetical call date of January 20, 2008, the present value of the call price is $16.1786 ($16.8875 - $0.7089).

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The call price is then derived by determining the amount that, when discounted to the original issue date from the applicable call date at the applicable discount factor, equals the present value of the call price.

–
For the hypothetical call date of January 20, 2008, the call price is therefore $17.5765, which is the amount that, if paid on January 20, 2008, has a present value on the original issue date of $16.1786, based on the applicable discount factor.

The call price calculated in the following table is based upon the terms set forth above and the sample call date of January 20, 2008. The actual amount you will receive, if the issuer calls the SPARQS, will depend upon the actual terms of the SPARQS and the actual call date.

	Issue Price Paid	Interest Payments Received	Accrued but Unpaid Interest Received on Call Date	Call Price Received[1]	Total Cash Received on Payment Date	Days from Original Issue Date[2]	Years from Original Issue Date (Days2/360)	Discount Factor at Yield to Call[3]	Present Value at Original Issue Date of Cash Received on Payment Date at Yield to Call
June 29, 2007	($16.8875)					0	0.00000	100.000%
October 20, 2007		$0.4166			$0.4166	111	0.30833	95.527%	$0.3980
Call date (January 20, 2008)			$0.3378		$0.3378	201	0.55833	92.047%	$0.3109
Call date (January 20, 2008)				$17.5765	$17.5765	201	0.55833	92.047%	$16.1786
Total amount received on the call date: $17.9143
Total amount received over the term of the SPARQS $18.3309

1
The call price of $17.5765 is the dollar amount that has a present value of $16.1786, which has been discounted to the original issue date from the call date at the yield to call rate of 16% so that the sum of the present values of all of the interest payments on the SPARQS and the present value of the call price is equal to the stated principal amount of $16.8875 per SPARQS.

2	Based upon a 360-day year of twelve 30-day months.
3	Discount factor = 1 / 1.16[x], where x is years from original issue date to, and including, the applicable payment date.

June 2007	Page 5

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Risk Factors

The SPARQS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the SPARQS.  Accordingly, investors should consult their own investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the SPARQS and the suitability of such SPARQS in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key considerations for investors in the SPARQS.  For a complete list of considerations and risk factors, you should read the section entitled “Risk Factors” beginning on page S-7 of the prospectus supplement for SPARQS.

Structure Specific Risk Factors

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No guaranteed return of principal.  If, at maturity, the closing price of MON Stock has declined from the closing price on the pricing date, and the issuer has not called the SPARQS, the payout at maturity will be less than the stated principal amount of the SPARQS.

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The return on the SPARQS is limited by the issuer’s call right.  The return you realize on the SPARQS is limited by the issuer’s call right.  The issuer may call the SPARQS at any time beginning January 20, 2008, including at maturity, for the cash call price, which will be calculated based on the call date.  The call price will be an amount of cash per SPARQS that, together with all of the interest paid on the SPARQS to and including the call date, gives you a yield to call of 16% per annum on the stated principal amount of each SPARQS from, and including, the date of issuance to, but excluding, the call date.  You should not expect to obtain a total yield (including interest payments) of more than 16% per annum on the stated principal amount of the SPARQS to the call date.

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Market price influenced by many unpredictable factors.  Several factors will influence the value of the SPARQS in the secondary market.  It is expected that generally the trading price of MON Stock on any day will affect the value of the SPARQS more than any other single factor.  However, because of the issuer’s call right, the SPARQS may trade differently from MON Stock.  Other factors that may influence the value of the SPARQS include: the volatility of MON Stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates, time remaining until the issuer can call the SPARQS and until the SPARQS mature, the dividend rate on MON Stock, the issuer’s creditworthiness and the occurrence of certain events affecting Monsanto Company that may or may not require an adjustment to the exchange ratio.

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Maturity date of the SPARQS may be accelerated. The maturity of the SPARQS will be accelerated if (i) the closing price of MON Stock on any two consecutive trading days is less than (x) $2.00 times (y) the exchange ratio on the original issue date or (ii) there is an event of default with respect to the SPARQS.  The amount payable to you, if the maturity of the SPARQS is accelerated, will differ depending on the reason for the acceleration and may be substantially less than the principal amount of the SPARQS.

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No shareholder rights.  Investing in SPARQS is not equivalent to investing in MON Stock.  As an investor in the SPARQS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to MON Stock.

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The SPARQS may become exchangeable into the common stock of companies other than Monsanto Company.  Following certain corporate events relating to MON Stock, you will receive, at maturity, either the common stock of three companies in the same industry group as Monsanto Company in lieu of, or in addition to, MON Stock or the common stock of a successor corporation to

June 2007	Page 6

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Monsanto Company.  For these SPARQS, the three companies would be selected from the S&P 500 Index®.  The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the SPARQS.

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Antidilution adjustments.  Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting MON Stock, other corporate events may occur (such as partial tender or exchange offers) for which the calculation agent is not required to make any adjustments.  If an event occurs that does not require the calculation agent to adjust the amount of MON Stock payable at maturity, the market price of the SPARQS may be materially and adversely affected.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase SPARQS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the SPARQS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the SPARQS.

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The U.S. federal income tax consequences of an investment in the SPARQS are uncertain.  There is no direct legal authority as to the proper tax treatment of the SPARQS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.

Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for SPARQS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the SPARQS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the SPARQS, the timing and character of income on the SPARQS might differ from the tax treatment described in the Tax Disclosure Sections.  The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the SPARQS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for SPARQS.

Other Risk Factors

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Secondary trading may be limited.  There may be little or no secondary market for the SPARQS.  Because it is not possible to predict whether the market for the SPARQS will be liquid or illiquid, you should be willing to hold your SPARQS to maturity.

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No affiliation with Monsanto Company.  Monsanto Company is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the SPARQS.  The issuer has not made any due diligence inquiry with respect to Monsanto Company in connection with this offering.

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Potential adverse economic interest of the calculation agent.  The economic interest of the calculation agent and other affiliates of ours that will carry out hedging activities related to the SPARQS, or that trade MON Stock on a regular basis, are potentially adverse to your interests as an investor in the SPARQS.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and during the term of the SPARQS could have adversely affected the price of MON Stock on the pricing date and could adversely affect the price of MON Stock at maturity and, as a result, could decrease the value of the payment you receive on the SPARQS at maturity.  Any of

June 2007	Page 7

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

these hedging or trading activities on or prior to the pricing date could have potentially affected the price of MON Stock and, accordingly, could have increased the issue price of the SPARQS and, therefore, the price at which MON Stock must close before you would receive at maturity an amount of MON Stock worth as much as or more than the issue price of the SPARQS.  Additionally, such hedging or trading activities during the term of the SPARQS could adversely affect the price of MON Stock at maturity and, accordingly, if the issuer has not called the SPARQS, the value of MON Stock, or in certain circumstances cash, you will receive at maturity, including upon an acceleration event.

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Morgan Stanley may engage in business with or involving Monsanto Company without regard to your interests.  The issuer or its affiliates may presently or from time to time engage in business with Monsanto Company without regard to your interests, and thus may acquire non-public information about Monsanto Company.  Neither the issuer nor any of its affiliates undertakes to disclose any such information to you.  In addition, the issuer or its affiliates from time to time have published and in the future may publish research reports with respect to Monsanto Company, which may or may not recommend that investors buy or hold MON Stock.

June 2007	Page 8

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Information about the Underlying Stock

Monsanto Company.  Monsanto Company (NYSE: MON) is a global provider of agricultural products for farmers.

MON Stock is registered under the Securities Exchange Act of 1934, as amended.  Information provided to or filed with the Securities and Exchange Commission by Monsanto Company pursuant to the Securities Exchange Act of 1934, as amended, can be located by reference to Securities and Exchange Commission file number 001-16167 through the Securities and Exchange Commission’s website at http://www.sec.gov.  Additional information regarding Monsanto Company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for SPARQS.

This pricing supplement relates only to the SPARQS offered hereby and does not relate to MON Stock or other securities of Monsanto Company.  The issuer has derived all disclosures contained in this pricing supplement regarding Monsanto Company from the publicly available documents described in the preceding paragraph.  In connection with the offering of the SPARQS, neither the issuer nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Monsanto Company.  Neither the issuer nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Monsanto Company is accurate or complete.

Neither the issuer nor any of its affiliates makes any representation to you as to the performance of MON Stock.

June 2007	Page 9

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Historical Information

The following table presents the published high and low closing prices of MON Stock for 2004, 2005, 2006 and 2007 through June 22, 2007.  The closing price of MON Stock on June 22, 2007 was $67.55.  The associated graph shows the closing prices for MON Stock for each day over the 13-month period from May 22, 2006 to June 22, 2007.  The issuer obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical prices of MON Stock as an indication of future performance.

(CUSIP 61166W101)	High	Low	Dividends
2004
First Quarter	18.34	14.12	0.065
Second Quarter	19.25	15.99	0.065
Third Quarter	18.73	17.30	0.0725
Fourth Quarter	28.10	18.21	0.0725
2005
First Quarter	32.25	25.50	0.085
Second Quarter	33.92	28.14	0.085
Third Quarter	33.69	28.54	0.085
Fourth Quarter	39.04	28.45	0.085
2006
First Quarter	43.99	39.31	0.1
Second Quarter	44.30	38.05	0.1
Third Quarter	48.24	41.02	0.1
Fourth Quarter	53.08	42.99	0.1
2007
First Quarter	56.48	49.85	0.125
Second Quarter (through June 22, 2007)	67.55	55.01	0.125

Historical prices with respect to MON Stock have been adjusted for a two-for-one stock split that was effected on July 28, 2006.  The issuer makes no representation as to the amount of dividends, if any, that Monsanto Company will pay in the future.  In any event, as an investor in the SPARQS, you will not be entitled to receive dividends, if any, that may be payable on MON Stock.

MON Stock Closing Prices May 22, 2006 to June 22, 2007

June 2007	Page 10

8% SPARQS
Mandatorily Exchangeable for
Common Stock of Monsanto Company

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 1 to prospectus supplement for SPARQS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for SPARQS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for SPARQS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for SPARQS dated December 21, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306002841/dp04045_424b2.htm

Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for SPARQS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM” is our service mark and “SPARQS®” is our registered service mark.

June 2007	Page 11